                                                                    EXHIBIT 13.2


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                   FORM 10-Q



   QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934



For quarter ended September 30, 1996                 Commission File No. 0-19312
                  ------------------                                     -------


                                 MEDAREX, INC.
                                 -------------
            (Exact name of registrant as specified in its charter.)

New Jersey                                                   22-2822175
----------                                                   ----------
(State or other jurisdiction of                              (IRS Employer
incorporation or organization)                               Identification No.)

1545 Route 22 East, Annandale, New Jersey                    08801
-----------------------------------------                    -----
(Address or principal executive offices)                     (Zip Code)

Registrant's telephone number, including area code:  (908) 713-6001
                                                     --------------

Indicate by check mark whether registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X      No
    -------      -------

The number of shares of common stock, $.01 par value, outstanding as of November 5, 1996 was 17,592,992 shares.

                                 MEDAREX, INC.

                                BALANCE SHEETS

                                                                        December 31,                 September 30
                                                                     ----------------              ----------------
                                                                           1995                          1996
                                                                                                      (Unaudited)
ASSETS
------
Current assets:
   Cash and cash equivalents                                         $      3,540,759              $     20,013,274
   Marketable securities                                                   12,187,936                    13,720,034
   Trade accounts receivable, less allowance for doubtful
      accounts of $5,000                                                       59,576                        22,114
   Inventory                                                                   49,494                        38,573
   Prepaid expenses                                                           383,126                       269,008
   Other current assets                                                       153,230                       640,697
                                                                     ----------------              ----------------
         Total current assets                                              16,374,121                    34,703,700

 Property and equipment:
   Machinery and equipment                                                  1,941,348                     2,249,576
   Furniture and fixtures                                                     145,524                       160,279
   Leasehold improvements                                                     557,996                       557,996
                                                                     ----------------              ----------------
                                                                            2,644,868                     2,967,851

   Less accumulated depreciation and amortization                          (1,399,221)                   (1,746,653)
                                                                     ----------------              ----------------
                                                                            1,245,647                     1,221,198

Investments in, and advances to affiliate                                     324,484                       414,777
Segregated cash                                                             1,260,000                     1,260,000
Patents and other assets, net                                                  35,791                       612,457
                                                                     ----------------              ----------------
     Total assets                                                    $     19,240,043              $     38,212,132
                                                                     ================              ================

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
   Trade accounts payable                                            $        143,527              $        135,364
   Accrued liabilities                                                      1,105,408                       961,752
   Accrued offering costs                                                     100,000                       126,832
   Deferred contract revenue                                                  476,191                             -
                                                                     ----------------              ----------------
      Total current liabilities                                             1,825,126                     1,223,948

 Long-term debt and other long-term obligations                                39,833                       116,090

Commitments and contigencies                                                        -                             -

Stockholders' equity:
   Preferred stock, $1.00 par value, 2,000,000 shares authorized;
      none issued and outstanding                                                   -                             -
   Common stock, $.01 par value; 40,000,000 shares authorized;
       11,858,626 and 17,588,242 shares issued and outstanding,
       respectively                                                           118,587                       175,883
   Capital in excess of par value                                          41,814,203                    65,804,521
   Unrealized gain on securities                                               65,064                       188,630
   Accumulated deficit                                                    (24,622,770)                  (29,296,940)
                                                                     ----------------              ----------------

         Total stockholders' equity                                        17,375,084                    36,872,094
                                                                     ----------------              ----------------
         Total liabilities and stockholders' equity                  $     19,240,043              $     38,212,132
                                                                     ================              ================

See notes to these unaudited financial statements.

                                 MEDAREX, INC.

                           STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                      Nine Months Ended                     Three Months Ended
                                             September 30,        September 30,      September 30,        September 30,
                                                 1995                1996                 1995                1996
                                            -------------        -------------       -------------        -------------
Sales                                       $     253,429        $     210,468       $     112,063        $      81,150
Contract and license revenues                     980,952            1,551,191             485,714               75,000
                                            -------------        -------------       -------------        -------------
      Total revenues                            1,234,381            1,761,659             597,777              156,150

Costs and expenses:
      Cost of sales                                94,008               99,839              31,947               36,599
      Research and development                  4,805,344            5,559,690           1,715,149            1,998,981
      General and administrative                1,691,483            1,862,846             558,875              660,700
                                            -------------        -------------       -------------        -------------
          Operating loss                       (5,356,454)          (5,760,716)         (1,708,194)          (2,540,130)

Interest and dividend income                      379,598            1,090,551             136,418              505,581
Interest expense                                   (6,010)              (4,006)             (1,135)              (1,222)
                                            -------------        -------------       -------------        -------------
          Net loss                          $  (4,982,866)       $  (4,674,171)      $  (1,572,911)       $  (2,035,771)
                                            =============        =============       =============        =============
Net loss per share                                 ($0.55)              ($0.32)             ($0.16)              ($0.12)
                                            =============        =============       =============        =============
Weighted-average number of common
   shares outstanding during the period         9,023,590           14,515,314           9,613,626           17,085,364



See notes to these unaudited financial statements.

                                 MEDAREX, INC.

                           STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                               For the Nine Months Ended
                                                                                      September 30,
                                                                                      -------------
                                                                             1995                         1996
                                                                             ----                         ----
Operating activities:
   Net loss                                                          $     (4,982,866)            $     (4,647,171)
   Adjustments to reconcile net loss to net cash
      from operating activities:
         Depreciation                                                         312,980                      267,383
         Amortization                                                         105,378                      115,883
Changes in operating assets and liabilities:
   Decrease in trade accounts receivable, net                                   2,247                       37,462
   Decrease in inventory                                                       14,290                       10,921
   Increase in prepaid expenses and other
      current assets                                                          (76,955)                    (373,350)
   Decrease in trade accounts payable                                         (95,962)                      (8,163)
   Decrease in accrued liabilities                                            (47,286)                    (136,051)
   Increase (decrease) in deferred contract revenue                           161,905                     (476,191)
                                                                     ----------------             -----------------
        Net cash used in operating activities                              (4,606,269)                  (5,236,277)

Investing activities:
   Purchase of property and equipment                                        (186,905)                    (322,983)
   Increase in advances to affiliate                                                -                      (90,293)
   Purchase of marketable securities                                                -                   (1,408,532)
   Sale of marketable securities                                            2,747,503                            -
                                                                     ----------------             -----------------
       Net cash provided by (used in) investing activities                  2,560,598                   (1,821,808)

Financing activities:
   Cash received from sales of securities, net                              2,848,642                   23,435,114
   Proceeds from long term debt                                                                            110,160
   Principle payments under debt obligation                                   (13,161)                     (14,674)
                                                                     ----------------             -----------------
       Net cash provided by financing activities                            2,835,481                    23,530,600
                                                                     ----------------             -----------------
       Net increase  in cash and cash equivalents                             789,810                    16,472,515
Cash and cash equivalents at beginning of period                            4,308,262                     3,540,759
                                                                     ----------------             -----------------
Cash and cash equivalents at end of period                           $      5,098,072             $      20,013,274
                                                                     ================             =================

Non-cash investing and financing activities:
       Non-cash acquisition of patent rights                         $              -             $         612,500
                                                                     ================             =================

Supplemental disclosures of cash flow information
   Cash paid during period for:
      Income taxes                                                   $              -             $               -
                                                                     ================             =================

      Interest                                                       $          6,010             $           2,784
                                                                     ================             =================

See notes to these unaudited financial statements.

                                 MEDAREX, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)



1.  ORGANIZATION AND BASIS OF PRESENTATION

     The unaudited financial statements have been prepared from the books and records of Medarex, Inc. (the "Company") in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for the year. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1995.

     Through March, 1996, the Company was in the development stage. The Company has started receiving and expects to continue to receive revenue from research and development agreements. As a result, the Company is no longer considered to be in the development stage. Included in accumulated deficit is $26,308,655 accumulated during the development stage.


2.  NET LOSS PER COMMON SHARE

     Net loss per common share is based on net loss for the relevant period divided by the weighted average number of shares issued and outstanding during the period. Stock options and common stock issuable upon conversion of warrants are not reflected as their effect would be antidilutive for both primary and fully diluted earnings per share computations.


3.  MARKETABLE SECURITIES

     Marketable securities consist of fixed income investments with a maturity of greater than three months and other highly liquid investments which can be readily purchased or sold using established markets. Such securities are carried at market which approximates cost in 1995 and 1996.


4.  INVENTORY

     Inventory consists primarily of antibodies to be sold to the research community and is stated at the lower of cost or market with cost determined on a first-in-first-out basis.

5.  CONTINGENCIES

     In connection with the merger of Essex Medical Products, Inc. and the Company, Medarex issued promissory notes to Essex Chemical Corporation ("Essex") in the principal amount of $100,000, which have been subsequently repaid, and committed to pay 20% of the Company's net after tax income until a total of $1,000,000 has been paid. At the Company's option, this obligation may be satisfied by the payment of shares of the Company's Common Stock having a fair market value equal to the amount owed, provided such shares are registered for sale with the Securities and Exchange Commission. Amounts up to $1,000,000 will be payable to Essex, based solely on the earnings of the Company, by March 31 of each year, to the extent of 20% of net after tax earnings of the Company realized during the preceding fiscal year.

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources
-------------------------------

     The Company had approximately $33.7 million in cash, cash equivalents and marketable securities and approximately $1.3 million in a segregated cash account as of September 30, 1996. Operating activities consumed $5,236,277 of cash for the nine month period ended September 30, 1996.

     To date, the Company's sources of cash have been the proceeds from the sale of its securities through public and private placements, sales of its products for research purposes and technology transfer and license fees.

     The Company's current sources of liquidity are its cash, cash equivalents and marketable securities, interest and dividends earned on such cash, cash equivalents and marketable securities, sales of its products for research purposes and contract and licensing revenues. Management believes that under existing operating plans its current sources of liquidity will be sufficient to meet anticipated cash requirements for at least the next 3 years.

     The Company leases approximately 45,000 square feet of laboratory, clinical trial production and office space in a modern facility on a research campus in Annandale, New Jersey, that was developed by Exxon Research and Engineering Company as its corporate research headquarters. Management believes that this facility is well suited for clinical-grade production of Bispecific and monoclonal antibodies as it has in place most utilities required for clinical-grade production of such antibodies, including a production unit designed to meet cGMP standards. As of September 30, 1996, the Company had commitments for approximately $125,000 of capital expenditures.

     Upon exhaustion of its current cash reserves, the Company's continued operations will depend on its ability to raise additional funds through equity or debt financing and/or enter into licensing or joint development agreements, including collaborative research and development arrangements with large pharmaceutical companies pursuant to which certain costs associated with the regulatory approval process for certain of its products would be borne by the licensees or joint developers. There can be no assurance that these sales or financing activities will be successful.


Results of Operations
---------------------

Nine months ended September 30, 1995 and 1996
---------------------------------------------

     Revenue for the nine month period ended September 30, 1996 increased by $527,278, a 42.7% increase from the nine month period ended September 30, 1995. The increase is principally due to contract and license revenue of $1,000,000, generated from a collaborative agreement entered into on April 26, 1996 with Centeon LLC, partially offset by a decrease in other contract revenues and a $42,961 decrease in research reagent sales volume.

     Cost of sales increased by $5,831 during the first nine months of 1996, a 6.2% increase from the comparable period in 1995.

     Research and development expenses increased $754,346 during the first nine months of 1996, a 15.7% increase from the first nine months of 1995. The increase is principally due to activity associated with human clinical trials in our two lead oncology bispecific products, MDX-210 and MDX-447.

     General and administrative expenses increased by $171,363 for the first nine months of 1996, a 10.1% increase from the first nine months of 1995. Increases in personnel costs, partially offset by lower depreciation expense and rent expense contributed to this increase.

     Interest and dividend income increased by $710,953 for the first nine months of 1996, a 187.3% increase from the same period in 1995, reflecting a higher average cash balance, primarily as the result of proceeds received from the exercise of the Company's public Redeemable Warrants pursuant to a Warrant Reduction Offer which expired on May 15, 1996.


Three months ended September 30, 1995 and 1996
----------------------------------------------

     Revenue for the three month period ended September 30, 1996 decreased by $441,627, a 73.9% decrease from the three month period ended September 30, 1995, reflecting a $410,714 decrease in contract and license revenue for the third quarter and, a $30,913 decrease in sales volume of research reagents.

     Cost of sales increased $4,652 during the three month period ending September 30, 1996, a 14.6% increase from the same period of 1995.

     Research and development expenses increased $283,832 during the three month period ended September 30, 1996, a 16.5% increase from the same period of 1995. The increase is principally due to increased activity associated with human clinical trials resulting in higher personnel costs and laboratory expenses.

     General and administrative expenses increased $101,825 for the period ended September 30, 1996, a 18.2% increase from the same period of 1995. The increase is primarily attributable to higher personnel costs and bank fees associated with investment activities.

     Interest and dividend income increased $369,163 for the three months ended September 30, 1996, a 270.6% increase from the same period of 1995, reflecting a higher average cash balance, primarily as the result of proceeds received from the exercise of the Company's public Redeemable Warrants pursuant to a Warrant Reduction Offer.

     The Company has incurred and will continue to incur significant costs in the area of research and development, including pre-clinical and clinical trials as its products move through the various stages of development. Administrative costs are also expected to increase with the increase of administrative activities and the creation of a marketing organization. The Company expects its operating losses to increase at an accelerated rate over the next several years as the Company expands its clinical trials and product development efforts.

Part II - Other Information


ITEM 6.  Exhibits and reports on Form 8-K


(a)  Exhibits:  None

(b)  Reports on Form 8-K:  None

                                   Signatures
                                   ----------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             MEDAREX, INC.
                                             -------------
                                             (Registrant)

Date: November 7, 1996                By /s/ Michael A. Appelbaum
                                         ------------------------
                                             Michael A. Appelbaum
                                             Senior Vice President
                                             Finance and Administration
                                             (Principal Financial and
                                             Accounting Officer)

[ARTICLE] 5
[LEGEND]
This schedule contains summary financial information extracted from the financial statements for the nine months ended September 30, 1996 and is qualified in its entirety by reference in such statements.
[/LEGEND]

[PERIOD-TYPE]                   9-MOS
[FISCAL-YEAR-END]                          DEC-31-1996
[PERIOD-END]                               SEP-30-1996
[CASH]                                      20,013,274
[SECURITIES]                                13,720,034
[RECEIVABLES]                                   27,114
[ALLOWANCES]                                   (5,000)
[INVENTORY]                                     38,573
[CURRENT-ASSETS]                            34,703,700
[PP&E]                                       2,967,851
[DEPRECIATION]                             (1,746,653)
[TOTAL-ASSETS]                              38,212,132
[CURRENT-LIABILITIES]                        1,223,948
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                       175,883
[OTHER-SE]                                  65,804,521
[TOTAL-LIABILITY-AND-EQUITY]                38,212,132
[SALES]                                        210,468
[TOTAL-REVENUES]                             1,761,659
[CGS]                                           99,839
[TOTAL-COSTS]                                7,522,375
[OTHER-EXPENSES]                                     0
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                               4,006
[INCOME-PRETAX]                            (4,674,171)
[INCOME-TAX]                                         0
[INCOME-CONTINUING]                        (4,674,171)
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                               (4,674,171)
[EPS-PRIMARY]                                   (0.32)
[EPS-DILUTED]                                        0